SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2

(Amendment No.2)*

JinkoSolar Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

47759T100**

 (CUSIP Number)

December 31, 2018

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☑     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to Issuer’s American Depositary Shares, each representing four Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

TABLE OF CONTENTS

SIGNATURE	8
LIST OF EXHIBIT	9
JOINT FILING AGREEMENT

2

CUSIP No.	47759T100	Schedule 13G/A

1	NAMES OF REPORTING PERSONS
Kangping Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		12,005,700 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,085,400 Ordinary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,005,700 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

3,085,400 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,091,100 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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CUSIP No.	47759T100	Schedule 13G/A

1	NAMES OF REPORTING PERSONS
Yale Pride Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		12,005,700 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,005,700 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,005,700 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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CUSIP No.	47759T100	Schedule 13G/A

ITEM 1(a).	NAME OF ISSUER:

JinkoSolar Holding Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1 Jingke Road, Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G/A is filed by and on behalf of:

(a)	Kangping Chen; and

(b)	Yale Pride Limited (“Yale Pride”).

ITEM 2(b).	ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Kangping Chen:

1 Jingke Road Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China

For Yale Pride:

Quastisky Building PO Box 4389 Road Town, Tortolar British Virgin Islands

ITEM 2(c)	CITIZENSHIP:

Mr. Chen is a citizen of the People’s Republic of China. Yale Pride is a British Virgin Islands company.

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CUSIP NO.	47759T100	Schedule 13G/A

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value US$0.00002 per share

ITEM 2(e).	CUSIP NUMBER:

47759T100

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2018. The percentage amounts are based on 158,587,937 Ordinary Shares outstanding as of December 31, 2018 (excluding 413,253 American depositary shares, representing 1,653,012 Ordinary Shares, reserved for future grants under the Issuer’s long-term incentive plan), as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kangping Chen	15,091,100	9.5%	12,005,700	3,085,400	12,005,700	3,085,400
Yale Pride	12,005,700	7.6%	12,005,700	0	12,005,700	0

Yale Pride is the holder of 12,005,700 Ordinary Shares of the Issuer (including certain Ordinary Shares in the form of American depositary shares). Yale Pride is indirectly wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust (the “Trust”) constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The Trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride which in turn holds the Ordinary Shares of the Issuer. Kangping Chen is the sole director of Yale Pride and as such has the power to vote and dispose of the Ordinary Shares of the Issuer held by Yale Pride, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all Ordinary Shares of the Issuer held by Yale Pride.

Mr. Kangping Chen also holds 40% equity interest in Tanka International Limited, a Cayman Islands company which holds 7,713,499 Ordinary Shares of the Issuer. Mr. Kangping Chen is also a director of Tanka International Limited. Therefore, Mr. Kangping Chen is the beneficial owner of 40% of the Ordinary Shares of the Issuer held by Tanka International Limited, or 3,085,400 Ordinary Shares.

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CUSIP NO.	47759T100	Schedule 13G/A

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

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CUSIP NO.	47759T100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2019

Kangping Chen
/s/ Kangping Chen
Kangping Chen

Yale Pride Limited
By:	/s/ Kangping Chen
Name: Kangping Chen
Title: Director

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CUSIP NO.	47759T100	Schedule 13G/A

LIST OF EXHIBIT

Exhibit No.	Description
99.1	Joint Filing Agreement

9